Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the six months ended
	April 30, 2023	January 31, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Interest, Dividend and Fee Income
Loans	$10,005	$8,194	$4,197	$18,199	$8,278
Securities (Notes 2 and 12)	2,895	2,138	1,252	5,033	2,319
Deposits with banks	882	1,039	74	1,921	132
	13,782	11,371	5,523	25,153	10,729
Interest Expense
Deposits	6,262	5,283	854	11,545	1,559
Subordinated debt	103	101	51	204	96
Other liabilities	2,603	1,966	716	4,569	1,153
	8,968	7,350	1,621	16,318	2,808
Net Interest Income	4,814	4,021	3,902	8,835	7,921
Non-Interest Revenue
Securities commissions and fees	258	263	281	521	563
Deposit and payment service charges	395	316	332	711	661
Trading revenues (Note 12)	340	(1,283)	3,629	(943)	4,428
Lending fees	383	382	334	765	719
Card fees	173	147	143	320	274
Investment management and custodial fees	462	439	441	901	907
Mutual fund revenues	307	313	332	620	688
Underwriting and advisory fees	269	208	308	477	742
Securities gains, other than trading (Note 2)	36	75	86	111	224
Foreign exchange gains, other than trading	59	54	59	113	81
Insurance revenue	726	1,331	(673)	2,057	(481)
Share of profit in associates and joint ventures	66	69	50	135	116
Other	152	135	94	287	198
	3,626	2,449	5,416	6,075	9,120
Total Revenue	8,440	6,470	9,318	14,910	17,041
Provision for Credit Losses (Notes 3 and 12)	1,023	217	50	1,240	(49)
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	591	1,193	(808)	1,784	(727)
Non-Interest Expense
Employee compensation	2,975	2,566	2,087	5,541	4,386
Premises and equipment	1,261	955	850	2,216	1,678
Amortization of intangible assets	280	163	147	443	297
Advertising and business development	195	140	115	335	221
Communications	91	74	75	165	139
Professional fees	312	232	180	544	335
Other	459	291	259	750	503
	5,573	4,421	3,713	9,994	7,559
Income Before Provision for Income Taxes	1,253	639	6,363	1,892	10,258
Provision for income taxes (Note 10)	194	392	1,607	586	2,569
Net Income	$1,059	$247	$4,756	$1,306	$7,689
Attributable to:
Bank shareholders	1,056	247	4,756	1,303	7,689
Non-controlling interest in subsidiaries	3	-	-	3	-
Net Income	$1,059	$247	$4,756	$1,306	$7,689
Earnings Per Common Share (Canadian $) (Note 9)
Basic	$1.31	$0.30	$7.15	$1.62	$11.61
Diluted	1.30	0.30	7.13	1.62	11.57
Dividends per common share	1.43	1.43	1.33	2.86	2.66
  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2023 55

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the six months ended
	April 30, 2023	January 31, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Net Income	$1,059	$247	$4,756	$1,306	$7,689
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	23	142	(238)	165	(300)
Reclassification to earnings of (gains) losses during the period (2)	(17)	(6)	6	(23)	(22)
	6	136	(232)	142	(322)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	(144)	1,124	(2,433)	980	(2,911)
Reclassification to earnings/goodwill of (gains) losses on derivatives designated as cash flow hedges during the period (Note 12) (4)	26	235	(111)	261	(249)
	(118)	1,359	(2,544)	1,241	(3,160)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	937	(850)	322	87	1,130
Unrealized gains (losses) on hedges of net foreign operations (5)	(174)	23	(64)	(151)	(192)
Reclassification to earnings of net losses related to divestitures (6)	-	-	-	-	29
	763	(827)	258	(64)	967
Items that will not be reclassified to net income
Net unrealized gains on fair value through OCI equity securities arising during the period (7)	-	-	-	-	2
Net gains (losses) on remeasurement of pension and other employee future benefit plans (8)	5	(64)	444	(59)	606
Net gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (9)	174	(410)	538	(236)	604
	179	(474)	982	(295)	1,212
Other Comprehensive Income (Loss), net of taxes	830	194	(1,536)	1,024	(1,303)
Total Comprehensive Income	$1,889	$441	$3,220	$2,330	$6,386

Attributable to:
Bank shareholders	1,886	441	3,220	2,327	6,386
Non-controlling interest in subsidiaries	3	-	-	3	-
Total Comprehensive Income	$1,889	$441	$3,220	$2,330	$6,386

(1)	Net of income tax (provision) recovery of $ (7) million, $(48) million, $84 million for the three months ended, and $ (55) million, $105 million for the six months ended, respectively.
(2)	Net of income tax provision (recovery) of $7 million, $2 million, $(2) million for the three months ended, and $9 million, $8 million for the six months ended, respectively.
(3)	Net of income tax (provision) recovery of $49 million, $(317) million, $878 million for the three months ended, and $ (268) million, $1,050 million for the six months ended, respectively.
(4)	Net of income tax provision (recovery) of $7 million, $(104) million, $40 million for the three months ended, and $ (97) million, $90 million for the six months ended, respectively.
(5)	Net of income tax (provision) recovery of $67 million, $(59) million, $23 million for the three months ended, and $8 million, $71 million for the six months ended, respectively.
(6)	Net of income tax (provision) of na , na, na for the three months ended, and na , $ nil million for the six months ended, respectively.
(7)	Net of income tax (provision) of $nil million, $nil million, $(1) million for the three months ended, and $nil million, $(1) million for the six months ended, respectively.
(8)	Net of income tax (provision) recovery of $ (2) million, $2 million, $(160) million for the three months ended, and $nil million, $(220) million for the six months ended, respectively.
(9)	Net of income tax (provision) recovery of $ (67) million, $139 million, and $(194) million for the three months ended, and $72 million, $(218) million for the six months ended, respectively.
  The accompanying notes are an integral part of these interim consolidated financial statements.

56 BMO Financial Group Second Quarter Report 2023

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30, 2023	January 31, 2023	October 31, 2022

Assets
Cash and Cash Equivalents	$68,495	$103,342	$87,466
Interest Bearing Deposits with Banks	5,275	5,080	5,734
Securities (Notes 2 and 12)
Trading	119,081	110,728	108,177
Fair value through profit or loss	16,764	14,739	13,641
Fair value through other comprehensive income	56,519	48,365	43,561
Debt securities at amortized cost	122,102	105,784	106,590
Investments in associates and joint ventures	1,490	1,411	1,293
	315,956	281,027	273,262
Securities Borrowed or Purchased Under Resale Agreements	118,575	118,531	113,194
Loans (Notes 3 and 12)
Residential mortgages	166,733	151,294	148,880
Consumer instalment and other personal	104,357	84,184	86,103
Credit cards	11,063	9,841	9,663
Business and government	355,972	303,582	309,310
	638,125	548,901	553,956
Allowance for credit losses (Notes 3 and 12)	(3,350)	(2,638)	(2,617)
	634,775	546,263	551,339
Other Assets
Derivative instruments	31,960	33,294	48,160
Customers’ liability under acceptances	10,591	13,636	13,235
Premises and equipment	6,111	4,865	4,841
Goodwill (Note 12)	16,025	5,260	5,285
Intangible assets (Note 12)	5,158	2,277	2,193
Current tax assets	2,127	1,815	1,421
Deferred tax assets	2,369	1,392	1,175
Other	33,474	28,924	31,894
	107,815	91,463	108,204
Total Assets	$1,250,891	$1,145,706	$1,139,199
Liabilities and Equity
Deposits (Notes 4 and 12)	$875,443	$787,376	$769,478
Other Liabilities
Derivative instruments	41,802	44,090	59,956
Acceptances	10,591	13,636	13,235
Securities sold but not yet purchased	45,302	45,226	40,979
Securities lent or sold under repurchase agreements	105,179	101,484	103,963
Securitization and structured entities’ liabilities	25,759	26,336	27,068
Other	62,535	44,488	45,332
	291,168	275,260	290,533
Subordinated Debt	8,195	8,156	8,150
Total Liabilities	$1,174,806	$1,070,792	$1,068,161
Equity
Preferred shares and other equity instruments (Note 5)	6,958	6,958	6,308
Common shares (Note 5)	22,062	21,637	17,744
Contributed surplus	327	335	317
Retained earnings	44,143	44,238	45,117
Accumulated other comprehensive income	2,576	1,746	1,552
Total shareholders’ equity	76,066	74,914	71,038
Non-controlling interest in subsidiaries (Note 5)	19	-	-
Total Equity	76,085	74,914	71,038
Total Liabilities and Equity	$1,250,891	$1,145,706	$1,139,199
  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2023 57

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022

Preferred Shares and Other Equity Instruments (Note 5)
Balance at beginning of period	$6,958	$5,558	$6,308	$5,558
Issued during the period	-	750	650	750
Redeemed during the period	-	(600)	-	(600)
Balance at End of Period	6,958	5,708	6,958	5,708
Common Shares (Note 5)
Balance at beginning of period	21,637	13,625	17,744	13,599
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	419	301	765	301
Issued under the Stock Option Plan	16	21	39	43
Repurchased for cancellation and/or treasury shares sold/purchased	(10)	(15)	1	(11)
Issued to align capital position with increased regulatory requirements as announced by OSFI (Note 5)	-	-	3,360	-
Issued for acquisitions (Notes 5 and 12)	-	3,106	153	3,106

Balance at End of Period	22,062	17,038	22,062	17,038
Contributed Surplus
Balance at beginning of period	335	319	317	313
Stock option expense, net of options exercised	(4)	-	10	5
Other	(4)	(1)	-	-
Balance at End of Period	327	318	327	318
Retained Earnings
Balance at beginning of period	44,238	37,513	45,117	35,497
Net income attributable to bank shareholders	1,056	4,756	1,303	7,689
Dividends on preferred shares and distributions payable on other equity instruments	(127)	(52)	(165)	(107)
Dividends on common shares	(1,020)	(894)	(2,035)	(1,756)
Equity issue expense and premium paid on redemption of preferred shares	-	(48)	(73)	(48)
Net discount on sale of treasury shares	(4)	-	(4)	-
Balance at End of Period	44,143	41,275	44,143	41,275
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(223)	83	(359)	171
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	23	(238)	165	(300)
Unrealized gains on fair value through OCI equity securities arising during the period	-	-	-	2
Reclassification to earnings of (gains) losses during the period	(17)	6	(23)	(22)
Balance at End of Period	(217)	(149)	(217)	(149)
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(3,770)	(431)	(5,129)	185
Gains (losses) on derivatives designated as cash flow hedges arising during the period	(144)	(2,433)	980	(2,911)
Reclassification to earnings/goodwill of (gains) losses on derivatives designated as cash flow hedges during the period (Note 12)	26	(111)	261	(249)
Balance at End of Period	(3,888)	(2,975)	(3,888)	(2,975)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	4,341	2,978	5,168	2,269
Unrealized gains on translation of net foreign operations	937	322	87	1,130
Unrealized (losses) on hedges of net foreign operations	(174)	(64)	(151)	(192)
Reclassification to earnings of net losses related to divestitures	-	-	-	29
Balance at End of Period	5,104	3,236	5,104	3,236
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	880	447	944	285
Gains (losses) on remeasurement of pension and other employee future benefit plans	5	444	(59)	606
Balance at End of Period	885	891	885	891
Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	518	(288)	928	(354)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	174	538	(236)	604
Balance at End of Period	692	250	692	250
Total Accumulated Other Comprehensive Income	2,576	1,253	2,576	1,253
Total Shareholders’ Equity	76,066	65,592	76,066	65,592
Non-Controlling Interest in Subsidiaries
Balance at beginning of period	-	-	-	-
Acquisition (Note 12)	16	-	16	-
Net income attributable to non-controlling interest	3	-	3	-
Balance at End of Period	19	-	19	-
Total Equity	$76,085	$65,592	$76,085	$65,592
  The accompanying notes are an integral part of these interim consolidated financial statements.

5 8 BMO Financial Group Second Quarter Report 2023

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Cash Flows from Operating Activities

Net Income	$1,059	$4,756	$1,306	$7,689
Adjustments to determine net cash flows provided by (used in) operating activities:
Securities (gains), other than trading (Note 2)	(36)	(86)	(111)	(224)
Depreciation of premises and equipment	269	192	472	387
Depreciation of other assets	17	22	36	50
Amortization of intangible assets	280	147	443	297
Provision for (recovery of) credit losses (Note 3)	1,023	50	1,240	(49)
Deferred taxes	(21)	426	(69)	609
Net loss on divestitures	-	-	-	29
Changes in operating assets and liabilities:
Net (increase) decrease in trading securities	(7,211)	19,493	(11,015)	6,746
Change in derivative instruments – (increase) decrease in derivative asset	3,697	(12,221)	21,384	(9,003)
– increase (decrease) in derivative liability	(4,688)	12,020	(20,683)	9,274
Net (increase) decrease in current tax asset	(235)	399	(696)	430
Net (decrease) in current tax liability	(171)	(120)	(390)	(162)
Change in accrued interest – (increase) in interest receivable	(383)	(436)	(639)	(380)
– increase in interest payable	799	181	1,989	110
Changes in other items and accruals, net	2,830	(681)	2,878	(6,683)
Net increase (decrease) in deposits	(8,611)	3,398	15,993	12,293
Net (increase) in loans	(9,665)	(16,112)	(9,856)	(37,742)
Net increase (decrease) in securities sold but not yet purchased	(341)	2,507	4,182	6,928
Net (decrease) in securities lent or sold under repurchase agreements	(3,575)	(11,569)	(4,646)	(2,715)
Net (increase) decrease in securities borrowed or purchased under resale agreements	1,200	10,730	(5,205)	2,180
Net (decrease) in securitization and structured entities’ liabilities	(708)	(519)	(1,260)	(1,000)
Net Cash Provided by (Used in) Operating Activities	(24,471)	12,577	(4,647)	(10,936)
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	4,803	(29)	4,803	3,766
Proceeds from issuance of covered bonds	3,475	3,358	5,111	7,283
Redemption/buyback of covered bonds	(6,007)	-	(8,175)	(2,222)
Proceeds from issuance of subordinated debt	-	-	-	1,587
Proceeds from issuance of preferred shares, net of issuance costs (Note 5)	-	749	648	749
Redemption of preferred shares (Note 5)	-	(600)	-	(600)
Net proceeds from issuance of common shares (Note 5)	20	3,080	3,318	3,097
Net proceeds from the sale (purchase) of treasury shares	(10)	(15)	1	(11)
Cash dividends and distributions paid	(634)	(617)	(1,305)	(1,363)
Repayment of lease liabilities	(96)	(79)	(167)	(136)
Net Cash Provided by Financing Activities	1,551	5,847	4,234	12,150
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(111)	977	435	905
Purchases of securities, other than trading	(12,024)	(12,598)	(27,451)	(65,923)
Maturities of securities, other than trading	5,247	5,057	9,926	12,248
Proceeds from sales of securities, other than trading	8,893	8,750	13,422	27,150
Premises and equipment – net (purchases)	(202)	(166)	(376)	(301)
Purchased and developed software – net (purchases)	(201)	(162)	(394)	(296)
Acquisitions (1) (Note 12)	(14,910)	-	(14,952)	-
Net proceeds from divestitures	-	8	-	1,226
Net Cash Provided by (Used in) Investing Activities	(13,308)	1,866	(19,390)	(24,991)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,381	(127)	832	802
Net increase (decrease) in Cash and Cash Equivalents	(34,847)	20,163	(18,971)	(22,975)
Cash and Cash Equivalents at Beginning of Period	103,342	50,123	87,466	93,261
Cash and Cash Equivalents at End of Period	$68,495	$70,286	$68,495	$70,286
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period (2)	$8,035	$1,413	$14,180	$2,641
Income taxes paid in the period	$657	$446	$1,983	$991
Interest received in the period	$12,403	$4,676	$23,158	$9,494
Dividends received in the period	$628	$446	$1,079	$870

(1)
This amount is net of
 $3,583
million cash and cash equivalents acquired as part of the acquisitions. To mitigate changes in the Canadian dollar equivalent of the purchase price on close, we entered into forward contracts, which qualified for hedge accounting.

(2)	Includes dividends paid on securities sold but not yet purchased.
  The accompanying notes are an integral part of these interim consolidated financial statements.
  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2023 5 9

Notes to Interim Consolidated Financial Statements
April 30, 2023 (Unaudited)
Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2022, with the addition of purchased loan accounting in Note 3 and non-controlling interests, described below, as a result of our acquisition of Bank of the West and its subsidiaries (Bank of the West). Refer to Note 12 for more details. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2022. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on May 24, 2023.
Non-Controlling Interest in Subsidiaries
Non-controlling interest in subsidiaries is presented in our Consolidated Balance Sheet as a separate component of equity that is distinct from our shareholders’ equity. The net income attributable to non-controlling interest in subsidiaries is presented separately in our Consolidated Statement of Income.
Interbank Offered Rate (IBOR) Reform
The transition from London Interbank rates (LIBORs) and other IBORs to alternative reference rates continues. The Bank of the West’s exposure to remaining USD LIBOR settings was nominal as at April 30, 2023. Hence, the Bank of the West acquisition did not significantly impact the project or transition risks from our disclosure in Note 1 of our annual consolidated financial statements for the year ended October 31, 2022.
As we approach the June 30, 2023 cessation date for the remaining USD LIBOR settings, our overall USD LIBOR exposures continue to decline and our USD LIBOR derivative exposures will largely transition when central counterparties convert existing LIBOR trades to Secured Overnight Financing Rate.
Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions including legal proceedings and restructuring charges; transfer of financial assets and consolidation of structured entities. We make judgments in assessing the business model for financial assets as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The economic outlook for Canada and the U.S. is subject to several risks that could lead to a severe downturn, including persistent high inflation leading to significant further increases in interest rates, continued stress in the U.S. regional banking sector, an escalation of the conflict in Ukraine, and an increase in geopolitical tensions between the U.S. and China. In addition, the U.S. Congress will need to raise the debt ceiling soon to avoid a potential default that could lead to financial market turbulence and a much weaker economy. The impact on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, our credit ratings and regulatory capital and liquidity ratios, as well as impacts to our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the judgments and estimates we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at April 30, 2023.
Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2022, the allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit loss (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

60 BMO Financial Group Second Quarter Report 2023

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability-weighted scenarios as well as certain other criteria, such as
30-day
past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
In determining whether there has been a significant increase in credit risk and in calculating the amount of expected credit losses, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. The calculation of expected credit losses includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include primary operating markets of Canada, the United States (U.S.) and regional markets, where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts, which are probability-weighted, in the determination of the final expected credit loss. The allowance is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario.
Additional information regarding the allowance for credit losses is included in Note 3.
Acquisition of Bank of the West - Valuation of Assets and Liabilities
Significant judgment and assumptions were used to determine the fair value of the Bank of the West assets acquired and liabilities assumed, including the loan portfolio, core-deposit and other relationship intangible assets and fixed-maturity deposits.
For loans, the determination of fair value involved estimating the cash flows which are expected to be received on all purchased loans and discounting these back to their present value. We estimated expected cash flows based on models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity, timing of prepayments and collateral. In determining the discount rate, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios.
For core-deposit intangible assets, fair value was determined using a discounted cash flow approach, comparing the present value of the cost to maintain the acquired deposits and to the cost of alternative funding. The present value of the cost to maintain the acquired deposits includes an estimate of future interest costs and operating expenses for the core deposits acquired. Core deposits are those that we considered to be a stable, below-market sources of funding. Deposit run-off was estimated using historical attrition data, comparing this to market sources at the date of acquisition.
We calculated the fair value of wealth management and credit card customer relationships acquired based on the excess of estimated future cash inflows (i.e. revenue from the acquired relationships) over the related estimated cash outflows (i.e. operating costs and contributory asset charges) over the estimated useful life of the customer base.
The determination of the fair value of fixed-maturity deposits involved estimating the cash flows to be paid and discounting these back to their present value. The timing and amount of cash flows include significant management judgment regarding the likelihood of early redemption and the timing of withdrawal by the customer. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.
The fair value of all other assets and liabilities, including real estate properties, was calculated using market data where possible, as well as management judgment to determine the price that would be obtained in an arms-length transaction between knowledgeable, willing parties.
Additional information regarding the accounting for the acquisition is included in Note 3 and Note 12.

Note 2: Securities
Classification of Securities
The bank’s fair value through profit or loss (FVTPL) securities of $16,764 million ($13,641 million as at October 31, 2022) are comprised of $6,510 million mandatorily measured at fair value and $10,254 million investment securities held by insurance subsidiaries designated at fair value ($4,410 million and $9,231 million, respectively, as at October 31, 2022).
Our fair value through other comprehensive income (FVOCI) securities totalling $56,519 million ($43,561 million as at October 31, 2022), are net of an allowance for credit losses of $3 million ($3 million as at October 31, 2022).
Amortized cost securities totalling $122,102 million ($106,590 million as at October 31, 2022), are net of an allowance for credit losses of $3 million ($3 million as at October 31, 2022).

BMO Financial Group Second Quarter Report 2023 61

Amortized Cost Securities
The following table summarizes the carrying value and fair value for amortized cost debt securities:

(Canadian $ in millions)	April 30, 2023		October 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
Issued or guaranteed by:
Canadian federal government	6,351	6,355	7,136	7,129
Canadian provincial and municipal governments	5,597	5,617	5,588	5,583
U.S. federal government	58,221	52,797	59,245	51,717
U.S. states, municipalities and agencies	187	190	109	105
Other governments	1,123	1,141	1,387	1,377
NHA MBS, U.S. agency MBS and CMO (1)	48,847	45,400	31,013	26,864
Corporate debt	1,776	1,734	2,112	2,057
Total	122,102	113,234	106,590	94,832

(1)
These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act, MBS refers to mortgage-backed securities and CMO refers to collateralized mortgage obligations.

  The carrying value of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	April 30, 2023				October 31, 2022
	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	15,816	92	90	15,818	12,498	11	208	12,301
Canadian provincial and municipal governments	4,901	39	80	4,860	4,724	6	159	4,571
U.S. federal government	5,581	38	187	5,432	3,403	-	293	3,110
U.S. states, municipalities and agencies	5,152	13	99	5,066	3,863	5	154	3,714
Other governments	7,216	35	41	7,210	6,532	4	125	6,411
NHA MBS, U.S. agency MBS and CMO	14,791	22	215	14,598	9,572	13	317	9,268
Corporate debt	3,435	5	62	3,378	4,203	25	195	4,033
Corporate equity	126	31	-	157	122	31	-	153
Total	57,018	275	774	56,519	44,917	95	1,451	43,561
  Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
FVOCI	644	94	1,123	190
Amortized cost	884	300	1,415	472
Total	1,528	394	2,538	662
Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
FVTPL securities	15	95	77	197
FVOCI securities - realized gains (losses) (1)	23	(9)	34	27
Impairment loss	(2)	-	-	-
Securities gains, other than trading	36	86	111	224

(1)	Gains (losses) are net of (losses) gains on hedge contracts.
Interest and dividend income and gains (losses) on securities held in our Insurance business are recorded in non-interest
revenue, insurance revenue, in our Consolidated Statement of Income. These include:
•
Interest and dividend income of $109 million and $217 million for the three months and six months ended April 30, 2023
,
respectively ($95 million and $190
million for the three and six months ended April 30, 2022, respectively). Interest income is calculated using the effective interest method;

•
Gains (losses) from securities designated as FVTPL of $49 million and $609 million for the three months and six months ended April 30, 2023, respectively ($(1,111) million and $(1,354)
million for the three and six months ended April 30, 2022, respectively); and

•	Realized gains from FVOCI securities were $1 million for the three and six months ended April 30, 2023, respectively ($nil million for the three and six months ended April 30, 2022, respectively).

62 BMO Financial Group Second Quarter Report 2023

Note 3: Loans and Allowance for Credit Losses
Purchased Loans
Purchased loans are initially measured at fair value and identified as either purchased performing loans (those that continued to make timely principal and interest payments), or purchased credit impaired loans (those for which the timely collection of interest and principal is no longer reasonably assured). These loans are subsequently measured at amortized cost.
Purchased Performing Loans
For loans with fixed terms, the fair value mark is amortized into interest income over the expected life of the loan using the effective interest method. For loans with revolving terms, the fair value mark is amortized into net interest income on a straight-line basis over the contractual term of the loans. As loans are repaid, the remaining unamortized fair value mark related to those loans is recorded in interest income in the period the loan is repaid. All purchased performing loans were initially recorded in Stage 1 for purposes of determining expected credit losses.
On February 1, 2023, we recognized purchased performing loans with a fair value of $76,068 million. Fair value reflects estimates of expected future credit losses at the acquisition date of $1,047 million as well as interest rate premiums or discounts relative to prevailing market rates. Gross contractual receivables amounted to $78,931 million. As at April 30, 2023, purchased performing loans on the Consolidated Balance Sheet totalled $70,530 million, including a remaining fair value mark of $(2,679) million.
Purchased Credit Impaired (PCI) Loans
Subsequent to the acquisition date, we will regularly
re-evaluate
what we expect to collect on the purchased credit impaired loans. Increases in expected cash flows will result in a recovery of the provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased loans. Decreases in expected cash flows will result in a charge to the provision for credit losses and an increase to the allowance for credit losses. We will record interest income using the effective interest method over the effective life of the loan. PCI loans are presented within Stage 3.
On February 1, 2023, we recognized purchased credit impaired loans with a total fair value of $415 million, including a fair value mark of

$(168)
million.
The following table provides further details of the acquired Bank of the West PCI loans
:

(Canadian $ in millions)	April 30, 2023
Total
Unpaid principal balance (1)	491
Fair value adjustment	(152)
Carrying value	339
Stage 3 allowance	2
Carrying value net of related allowance	341

(1)	Excludes loans that were fully written off prior to acquisition date.
Commitments and Letters of Credit Acquired
As part of our acquisition of Bank of the West, we recorded a liability related to unfunded commitments and letters of credit. The total fair value mark associated with unfunded commitments and letters of credit is amortized into net interest income on a straight-line basis over the contractual term of the acquired commitments. All purchased commitments and letters of credit are included in Stage 1 for purposes of determining expected credit losses. ECL is recorded on these commitments in normal course.
On February 1, 2023 we recorded a fair value mark on unfunded commitments and letters of credit o
f $
(37)
 m
illion in other liabilities in the Consolidated Balance Sheet. As at April 30, 2023, the remaining fair value mark of these commitments wa
s $
(35)
 m
illion.

BMO Financial Group Second Quarter Report 2023 63

Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at April 30, 2023 and October 31, 2022. Stage 1 represents those performing loans carried with up to a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime expected credit loss that are credit impaired.

(Canadian $ in millions)	April 30, 2023				October 31, 2022
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	1	-	-	1	7	-	-	7
Very low	79,701	222	-	79,923	94,743	81	-	94,824
Low	48,725	11,196	-	59,921	31,617	3,134	-	34,751
Medium	7,423	3,184	-	10,607	13,474	3,871	-	17,345
High	374	1,691	-	2,065	138	341	-	479
Not rated (2)	13,735	99	-	13,834	1,126	53	-	1,179
Impaired	-	-	382	382	-	-	295	295
Gross residential mortgages	149,959	16,392	382	166,733	141,105	7,480	295	148,880
Allowance for credit losses	77	130	3	210	59	66	10	135
Carrying amount	149,882	16,262	379	166,523	141,046	7,414	285	148,745
Loans: Consumer instalment and other personal
Exceptionally low	1,497	5	-	1,502	1,792	35	-	1,827
Very low	38,728	32	-	38,760	33,554	83	-	33,637
Low	21,666	997	-	22,663	24,369	1,307	-	25,676
Medium	7,930	5,926	-	13,856	13,536	4,633	-	18,169
High	945	1,820	-	2,765	873	1,525	-	2,398
Not rated (2)	24,155	208	-	24,363	4,052	32	-	4,084
Impaired	-	-	448	448	-	-	312	312
Gross consumer instalment and other personal	94,921	8,988	448	104,357	78,176	7,615	312	86,103
Allowance for credit losses	241	344	130	715	101	288	102	491
Carrying amount	94,680	8,644	318	103,642	78,075	7,327	210	85,612
Loans: Credit cards (3)
Exceptionally low	1,575	-	-	1,575	2,920	-	-	2,920
Very low	1,750	-	-	1,750	442	1	-	443
Low	1,646	36	-	1,682	1,569	51	-	1,620
Medium	3,367	827	-	4,194	2,918	792	-	3,710
High	453	668	-	1,121	316	563	-	879
Not rated (2)	696	45	-	741	90	1	-	91
Impaired	-	-	-	-	-	-	-	-
Gross credit cards	9,487	1,576	-	11,063	8,255	1,408	-	9,663
Allowance for credit losses	104	229	-	333	69	207	-	276
Carrying amount	9,383	1,347	-	10,730	8,186	1,201	-	9,387
Loans: Business and government (4)
Acceptable
Investment grade	201,963	4,468	-	206,431	187,245	6,765	-	194,010
Sub-investment grade	123,973	25,675	-	149,648	98,451	22,390	-	120,841
Watchlist	1,129	7,527	-	8,656	-	6,310	-	6,310
Impaired	-	-	1,828	1,828	-	-	1,384	1,384
Gross business and government	327,065	37,670	1,828	366,563	285,696	35,465	1,384	322,545
Allowance for credit losses	943	750	399	2,092	608	675	432	1,715
Carrying amount	326,122	36,920	1,429	364,471	285,088	34,790	952	320,830
Gross total loans and acceptances	581,432	64,626	2,658	648,716	513,232	51,968	1,991	567,191
Net total loans and acceptances	580,067	63,173	2,126	645,366	512,395	50,732	1,447	564,574
Commitments and financial guarantee contracts
Acceptable
Investment grade	190,969	2,337	-	193,306	182,153	5,134	-	187,287
Sub-investment grade	51,436	13,405	-	64,841	45,920	14,047	-	59,967
Watchlist	244	2,698	-	2,942	2	2,176	-	2,178
Impaired	-	-	344	344	-	-	292	292
Gross commitments and financial guarantee contracts	242,649	18,440	344	261,433	228,075	21,357	292	249,724
Allowance for credit losses	287	185	11	483	194	174	13	381
Carrying amount (5)(6)	242,362	18,255	333	260,950	227,881	21,183	279	249,343

(1)
Includes
Bank of
the
W
est
PCI loans. As at April 30, 2023, PCI loan balances were $33 million in residential mortgages, $58 million in consumer instalment and other personal loans and $248 million in business and government loans.

(2)
Includes purchased portfolios and certain cases where an internal risk rating is not assigned. Alternative credit risk assessments, rating methodologies, policies and tools are used to manage credit risk for these portfolios.

(3)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(4)	Includes customers’ liability under acceptances.
(5)
Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(6)	Certain commercial borrower commitments are conditional and may include recourse to counterparties.

6 4 BMO Financial Group Second Quarter Report 2023

Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $3,833 million at April 30, 2023 ($2,998 million as at October 31, 2022) of which $3,350 million ($2,617 million as at October 31, 2022) was recorded in loans and $483 million ($381 million as at October 31, 2022) was recorded in other liabilities in our Consolidated Balance Sheet.
Significant changes in gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses. In addition, the purchased performing loans we acquired in the Bank of the West acquisition are subject to ECL on acquisition date, consistent with the process followed for originated loans. An initial provision for credit losses of $705 million was recorded in the Consolidated Statement of Income.
The following tables show the continuity in the loss allowance by product type for the three and six months ended April 30, 2023 and April 30, 2022. Transfers represent the amount of ECL that moved between stages during the period, for example, moving from a
12-month
(Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include new calculation models or methodologies.

BMO Financial Group Second Quarter Report 2023 65

(Canadian $ in millions)
For the three months ended	April 30, 2023				April 30, 2022
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3	Total

Loans: Residential mortgages
Balance as at beginning of period	50	96	13	159	49	40	17	106
Transfer to Stage 1	15	(15)	-	-	9	(9)	-	-
Transfer to Stage 2	(2)	5	(3)	-	(1)	3	(2)	-
Transfer to Stage 3	(1)	(4)	5	-	-	(2)	2	-
Net remeasurement of loss allowance	(25)	4	(2)	(23)	(27)	6	1	(20)
Loan originations	6	-	-	6	10	-	-	10
Loan purchases	31	-	-	31	-	-	-	-
Derecognitions and maturities	(1)	(1)	-	(2)	(2)	(2)	-	(4)
Model changes	5	46	-	51	-	-	-	-
Total Provision for Credit Losses (PCL) (2)	28	35	-	63	(11)	(4)	1	(14)
Write-offs (3)	-	-	(2)	(2)	-	-	(3)	(3)
Recoveries of previous write-offs	-	-	2	2	-	-	2	2
Foreign exchange and other	(1)	2	(5)	(4)	(1)	-	(1)	(2)
Balance as at end of period	77	133	8	218	37	36	16	89
Loans: Consumer instalment and other personal
Balance as at beginning of period	111	316	112	539	131	324	91	546
Transfer to Stage 1	67	(64)	(3)	-	71	(68)	(3)	-
Transfer to Stage 2	(14)	25	(11)	-	(13)	20	(7)	-
Transfer to Stage 3	(12)	(22)	34	-	(1)	(20)	21	-
Net remeasurement of loss allowance	(69)	125	73	129	(85)	60	15	(10)
Loan originations	15	1	-	16	20	-	-	20
Loan purchases	179	-	-	179	-	-	-	-
Derecognitions and maturities	(10)	(7)	-	(17)	(6)	(10)	-	(16)
Model changes	(10)	(11)	-	(21)	(11)	(1)	-	(12)
Total PCL (2)	146	47	93	286	(25)	(19)	26	(18)
Write-offs (3)	-	-	(82)	(82)	-	-	(42)	(42)
Recoveries of previous write-offs	-	-	14	14	-	-	21	21
Foreign exchange and other	-	1	(7)	(6)	-	1	(4)	(3)
Balance as at end of period	257	364	130	751	106	306	92	504
Loans: Credit cards
Balance as at beginning of period	126	269	-	395	113	206	-	319
Transfer to Stage 1	45	(45)	-	-	34	(34)	-	-
Transfer to Stage 2	(11)	11	-	-	(7)	7	-	-
Transfer to Stage 3	(1)	(40)	41	-	(1)	(27)	28	-
Net remeasurement of loss allowance	(47)	80	47	80	(50)	55	14	19
Loan originations	21	-	-	21	12	-	-	12
Loan purchases	25	-	-	25	-	-	-	-
Derecognitions and maturities	(2)	(6)	-	(8)	(1)	(5)	-	(6)
Model changes	-	-	-	-	-	-	-	-
Total PCL (2)	30	-	88	118	(13)	(4)	42	25
Write-offs (3)	-	-	(104)	(104)	-	-	(57)	(57)
Recoveries of previous write-offs	-	-	23	23	-	-	20	20
Foreign exchange and other	-	1	(7)	(6)	(2)	1	(5)	(6)
Balance as at end of period	156	270	-	426	98	203	-	301
Loans: Business and government
Balance as at beginning of period	751	771	413	1,935	700	735	386	1,821
Transfer to Stage 1	51	(48)	(3)	-	74	(72)	(2)	-
Transfer to Stage 2	(42)	44	(2)	-	(40)	45	(5)	-
Transfer to Stage 3	(16)	(21)	37	-	-	(24)	24	-
Net remeasurement of loss allowance	(78)	149	30	101	(176)	84	34	(58)
Loan originations	60	3	-	63	174	-	-	174
Loan purchases	470	-	-	470	-	-	-	-
Derecognitions and maturities	(37)	(42)	-	(79)	(32)	(32)	-	(64)
Model changes	-	(1)	-	(1)	-	-	-	-
Total PCL (2)	408	84	62	554	-	1	51	52
Write-offs (3)	-	-	(67)	(67)	-	-	(29)	(29)
Recoveries of previous write-offs	-	-	14	14	-	-	11	11
Foreign exchange and other	3	16	(17)	2	36	16	(7)	45
Balance as at end of period	1,162	871	405	2,438	736	752	412	1,900
Total as at end of period	1,652	1,638	543	3,833	977	1,297	520	2,794
Comprised of: Loans	1,365	1,453	532	3,350	765	1,130	508	2,403
Other credit instruments (4)	287	185	11	483	212	167	12	391

(1)
Includes changes in the allowance for PCI loans of $(2) million for the three months ended April 30, 2023. The total amount of expected credit losses at initial recognition on PCI loans was $79 million.

(2)	Excludes PCL on other assets of $2 million for the three months ended April 30, 2023 ($5 million for the three months ended April 30, 2022).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

66 BMO Financial Group Second Quarter Report 2023

(Canadian $ in millions)
For the six months ended	April 30, 2023				April 30, 2022
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	59	67	16	142	46	40	19	105
Transfer to Stage 1	39	(39)	-	-	20	(19)	(1)	-
Transfer to Stage 2	(11)	15	(4)	-	(2)	6	(4)	-
Transfer to Stage 3	(1)	(6)	7	-	-	(4)	4	-
Net remeasurement of loss allowance	(32)	34	-	2	(38)	16	4	(18)
Loan originations	13	-	-	13	15	-	-	15
Loan purchases	31	-	-	31	-	-	-	-
Derecognitions and maturities	(2)	(2)	-	(4)	(3)	(4)	-	(7)
Model changes	(19)	63	-	44	-	-	-	-
Total Provision for Credit Losses (PCL) (2)	18	65	3	86	(8)	(5)	3	(10)
Write-offs (3)	-	-	(5)	(5)	-	-	(4)	(4)
Recoveries of previous write-offs	-	-	3	3	-	-	3	3
Foreign exchange and other	-	1	(9)	(8)	(1)	1	(5)	(5)
Balance as at end of period	77	133	8	218	37	36	16	89
Loans: Consumer instalment and other personal
Balance as at beginning of period	111	304	102	517	128	357	91	576
Transfer to Stage 1	127	(122)	(5)	-	129	(124)	(5)	-
Transfer to Stage 2	(25)	45	(20)	-	(22)	35	(13)	-
Transfer to Stage 3	(13)	(44)	57	-	(2)	(43)	45	-
Net remeasurement of loss allowance	(109)	202	123	216	(140)	100	33	(7)
Loan originations	27	1	-	28	36	-	-	36
Loan purchases	179	-	-	179	-	-	-	-
Derecognitions and maturities	(13)	(14)	-	(27)	(12)	(21)	-	(33)
Model changes	(26)	(8)	-	(34)	(11)	(1)	-	(12)
Total PCL (2)	147	60	155	362	(22)	(54)	60	(16)
Write-offs (3)	-	-	(144)	(144)	-	-	(92)	(92)
Recoveries of previous write-offs	-	-	29	29	-	-	39	39
Foreign exchange and other	(1)	-	(12)	(13)	-	3	(6)	(3)
Balance as at end of period	257	364	130	751	106	306	92	504
Loans: Credit cards
Balance as at beginning of period	115	250	-	365	114	245	-	359
Transfer to Stage 1	85	(85)	-	-	85	(85)	-	-
Transfer to Stage 2	(20)	20	-	-	(17)	17	-	-
Transfer to Stage 3	(2)	(73)	75	-	(1)	(56)	57	-
Net remeasurement of loss allowance	(83)	170	81	168	(107)	100	26	19
Loan originations	39	-	-	39	25	-	-	25
Loan purchases	25	-	-	25	-	-	-	-
Derecognitions and maturities	(3)	(11)	-	(14)	(3)	(11)	-	(14)
Model changes	-	-	-	-	2	(8)	-	(6)
Total PCL (2)	41	21	156	218	(16)	(43)	83	24
Write-offs (3)	-	-	(184)	(184)	-	-	(114)	(114)
Recoveries of previous write-offs	-	-	42	42	-	-	40	40
Foreign exchange and other	-	(1)	(14)	(15)	-	1	(9)	(8)
Balance as at end of period	156	270	-	426	98	203	-	301
Loans: Business and government
Balance as at beginning of period	746	789	439	1,974	662	855	401	1,918
Transfer to Stage 1	138	(134)	(4)	-	167	(137)	(30)	-
Transfer to Stage 2	(72)	119	(47)	-	(56)	102	(46)	-
Transfer to Stage 3	(17)	(51)	68	-	-	(32)	32	-
Net remeasurement of loss allowance	(192)	213	108	129	(305)	30	104	(171)
Loan originations	141	3	-	144	292	-	-	292
Loan purchases	470	-	-	470	-	-	-	-
Derecognitions and maturities	(78)	(93)	-	(171)	(73)	(91)	-	(164)
Model changes	-	(1)	-	(1)	1	(6)	-	(5)
Total PCL (2)	390	56	125	571	26	(134)	60	(48)
Write-offs (3)	-	-	(143)	(143)	-	-	(56)	(56)
Recoveries of previous write-offs	-	-	25	25	-	-	18	18
Foreign exchange and other	26	26	(41)	11	48	31	(11)	68
Balance as at end of period	1,162	871	405	2,438	736	752	412	1,900
Total as at end of period	1,652	1,638	543	3,833	977	1,297	520	2,794
Comprised of: Loans	1,365	1,453	532	3,350	765	1,130	508	2,403
Other credit instruments (4)	287	185	11	483	212	167	12	391

(1)	Includes changes in the allowance for PCI loans of $(2) million for the six months ended April 30, 2023. The total amount of expected credit losses at initial recognition on PCI loans was $79 million.
(2)	Excludes PCL on other assets of $3 million for the six months ended April 30, 2023 ($1 million for the six months ended April 30, 2022).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group Second Quarter Report 2023 67

Loans and allowance for credit losses by geographic region as at April 30, 2023 and October 31, 2022 are as follows:

(Canadian $ in millions)	April 30, 2023				October 31, 2022
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount
By geographic region (1):
Canada	351,219	394	1,167	349,658	342,430	363	1,102	340,965
United States	275,308	133	1,628	273,547	200,439	176	959	199,304
Other countries	11,598	5	23	11,570	11,087	5	12	11,070
Total	638,125	532	2,818	634,775	553,956	544	2,073	551,339

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $ 11 million for other credit instruments, which is included in other liabilities ($ 13 million as at October 31, 2022).
(3)	Excludes allowance for credit losses on performing loans of $ 472 million for other credit instruments, which is included in other liabilities ($ 368 million as at October 31, 2022).
Impaired (Stage 3) loans, including the related allowances, as at April 30, 2023 and October 31, 2022 are as follows:

(Canadian $ in millions)			April 30, 2023			October 31, 2022
	Gross impaired amount	Allowance for credit losses on impaired loans (3)	Net impaired amount	Gross impaired amount	Allowance for credit losses on impaired loans (3)	Net impaired amount
Residential mortgages	382	3	379	295	10	285
Consumer instalment and other personal	448	130	318	312	102	210
Business and government (1)	1,828	399	1,429	1,384	432	952
Total	2,658	532	2,126	1,991	544	1,447
By geographic region (2):
Canada	1,233	394	839	1,158	363	795
United States	1,412	133	1,279	820	176	644
Other countries	13	5	8	13	5	8
Total	2,658	532	2,126	1,991	544	1,447

(1)	Includes customers’ liability under acceptances.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Excludes allowance for credit losses on impaired loans of $ 11 million for other credit instruments, which is included in other liabilities ($ 13 million as at October 31, 2022).
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at April 30, 2023 and October 31, 2022. Loans less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)		April 30, 2023			October 31, 2022
	30 to 89 days	90 days or more	Total	30 to 89 days	90 days or more	Total
Residential mortgages	484	12	496	411	19	430
Credit card, consumer instalment and other personal	555	106	661	392	84	476
Business and government	291	33	324	198	38	236
Total	1,330	151	1,481	1,001	141	1,142
  Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $13 million and $43 million as at April 30, 2023 and October 31, 2022, respectively.
ECL Sensitivity and Key Economic Variables
The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan impairment allowances as a whole are sensitive.
The benign scenario as at April 30, 2023 involves a materially stronger economic environment than the base case forecast, with a considerably lower unemployment rate.
As at April 30, 2023, our base case scenario depicts a mild economic downturn in near-term largely in response to higher interest rates, and a moderate economic recovery over the medium-term projection period as inflation is expected to ease and lead to lower interest rates. Our base case economic forecast as at October 31, 2022, depicted a stronger economic forecast in the near-term projection period and a weaker economic forecast over the long-term projection period.
If we assumed a 100% base case economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $2,475 million as at April 30, 2023 ($1,900 million as at October 31, 2022), compared to the reported allowance for performing loans of $3,290 million ($2,441 million as at October 31, 2022).

6 8 BMO Financial Group Second Quarter Report 2023

As at April 30, 2023, our adverse economic scenario depicts a sizeable contraction in the Canadian and U.S. economy in the near-term. The adverse case as at October 31, 2022 depicted a somewhat less severe, albeit still negative, economic environment in Canada and the U.S. If we assumed a 100% adverse economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $5,100 million as at April 30, 2023 ($3,250 million as at October 31, 2022), compared to the reported allowance for performing loans of $3,290 million ($2,441 million as at October 31, 2022).
Actual results in a recession will differ as our portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the three economic scenarios used in assessing the allowance, with weightings attached to adverse and benign scenarios often unequally weighted and the weightings will change through time.
The following table shows the key economic variables used to estimate the allowance on performing loans forecast over the next 12 months or lifetime measurement period. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

	As at April 30, 2023						As at October 31, 2022
All figures are average annual values	Benign scenario		Base scenario		Adverse scenario		Benign scenario		Base scenario		Adverse scenario
	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)
Real GDP growth rates (2)
Canada	3.1%	2.5%	0.3%	1.8%	(3.9)%	1.2%	3.7%	2.2%	1.5%	1.1%	(2.3)%	0.4%
United States	3.1%	2.5%	0.4%	2.0%	(3.3)%	1.4%	2.4%	2.1%	0.2%	1.3%	(3.3)%	0.6%
Corporate BBB 10-year spread
Canada	1.8%	1.8%	2.3%	2.0%	4.2%	3.5%	1.9%	1.9%	2.4%	2.2%	3.7%	3.9%
United States	1.9%	1.9%	2.3%	2.2%	4.6%	3.4%	1.8%	1.9%	2.2%	2.2%	4.2%	3.9%
Unemployment rates
Canada	4.1%	3.6%	5.6%	5.3%	8.7%	9.5%	4.3%	3.6%	5.9%	6.5%	8.0%	9.9%
United States	3.0%	2.5%	4.5%	4.4%	7.4%	8.2%	3.2%	2.6%	4.2%	4.8%	6.5%	8.4%
Housing Price Index (2)
Canada (3)	(5.9)%	6.7%	(10.2)%	4.3%	(25.9)%	(5.0)%	(6.7)%	2.1%	(10.0)%	(1.0)%	(13.6)%	(8.0)%
United States (4)	(6.6)%	2.8%	(9.8)%	1.4%	(20.5)%	(4.3)%	1.6%	(0.7)%	(0.9)%	(2.6)%	(7.5)%	(8.4)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the HPI Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $2,650 million ($1,850 million as at October 31, 2022), compared to the reported allowance for performing loans of $3,290 million ($2,441 million as at October 31, 2022).

Note 4: Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice	Payable on a fixed date (2)(3)	April 30, 2023	October 31, 2022
Deposits by:
Banks (1)	4,679	1,705	1,710	24,696	32,790	30,901
Business and government	52,614	66,851	156,344	266,124	541,933	495,831
Individuals	14,832	42,276	132,352	111,260	300,720	242,746
Total (4)	72,125	110,832	290,406	402,080	875,443	769,478
Booked in:
Canada	48,557	72,516	124,453	287,000	532,526	515,290
United States	23,384	38,229	163,610	73,597	298,820	217,720
Other countries	184	87	2,343	41,483	44,097	36,468
Total	72,125	110,832	290,406	402,080	875,443	769,478

(1)	Includes regulated and central banks.
(2)
Includes $58,557 million of senior unsecured debt as at April 30, 2023 subject to the Bank Recapitalization
(Bail-In)
regime ($51,746 million as at October 31, 2022). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(3)
Deposits totalling $29,326 million as at April 30, 2023 ($29,966 million as at October 31, 2022) can be early redeemed, either fully or partially, by customers without penalty. These are classified as payable on a fixed date, based on their remaining contractual maturities.

(4)
Includes $471,848 million of deposits denominated in U.S. dollars as at April 30, 2023 ($384,080 million as at October 31, 2022), and $56,833 million of deposits denominated in other foreign currencies ($46,830 million as at October 31, 2022).

BMO Financial Group Second Quarter Report 2023 6 9

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at April 30, 2023	249,483	66,242	41,494	357,219
As at October 31, 2022	230,475	50,542	34,241	315,258
The following table presents the maturity schedule for deposits payable on a fixed date greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at April 30, 2023	54,898	31,884	53,287	109,414	249,483
As at October 31, 2022	46,792	28,826	55,288	99,569	230,475

Note 5: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments
(1)

(Canadian $ in millions, except as noted)	April 30, 2023			October 31, 2022
	Number of shares	Amount	Dividends declared per share (6)	Number of shares	Amount	Dividends declared per share (6)	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 27	20,000,000	500	0.48	20,000,000	500	0.96	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	0.45	16,000,000	400	0.91	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	0.48	12,000,000	300	0.96	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	0.38	8,000,000	200	0.76	Class B - Series 34	(2)(3)
Class B – Series 44	16,000,000	400	0.61	16,000,000	400	1.21	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	0.64	14,000,000	350	1.28	Class B - Series 47	(2)(3)
Class B – Series 50	500,000	500	36.87	500,000	500	24.64	-	(3)
Class B – Series 52 (1 2 )	650,000	650	22.23	-	-	-	-	(3)
Preferred Shares - Classified as Equity		3,300			2,650

							Recourse to
Other Equity Instruments
4.800% Additional Tier 1 Capital Notes (AT1 Notes)		658			658		-	(3)(5)
4.300% Limited Recourse Capital Notes, Series 1 (Series 1 LRCNs)		1,250			1,250		Preferred Shares Series 48	(3)(4)(5)
5.625% Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs)		750			750		Preferred Shares Series 49	(3)(4)(5)
7.325% Limited Recourse Capital Notes, Series 3 (Series 3 LRCNs)		1,000			1,000		Preferred Shares Series 51	(3)(4)(5)
Other Equity Instruments		3,658			3,658
Preferred Shares and Other Equity Instruments		6,958			6,308
Common Shares (7)(8)(9)(10)(11)	713,025,530	22,062	2.86	677,106,878	17,744	5.44

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2022.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates, subject to certain conditions.
(3)
The instruments issued include a
non-viability
contingent capital (NVCC) provision, which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49 and Preferred Shares Series 51 (collectively, the LRCN Preferred Shares) for Series 1, Series 2 and Series 3 LRCNs (collectively, the LRCNs), respectively, to qualify as regulatory capital under Basel III, (see (4) below). As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share, including the LRCN Preferred Shares and AT1 Notes, is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(4)
Non-deferrable interest is payable semi-annually on the LRCNs at the bank’s discretion. Non-payment of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of the LRCN Preferred Shares, each series of which is issued concurrently with the corresponding LRCNs and are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances where the LRCN Preferred Shares are converted into common shares of the bank under the NVCC provision, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion.

(5)	The rates represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(6)
Represents year-to-date dividends declared per share as at reporting date.
Non-cumulative
dividends on preferred shares are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred share dividends, which are payable semi-annually.

(7)
The stock options issued under the Stock Option Plan are convertible into 6,793,906 common shares as at April 30, 2023 (5,976,870 common shares as at October 31, 2022) of which 3,071,192 are exercisable as at April 30, 2023 (2,648,426 as at October 31, 2022).

(8)
During the three and six months ended April 30, 2023, we issued 3,255,072 and 5,931,389 common shares, under the Shareholder Dividend Reinvestment and Share Purchase Plan (2,116,175 during the three and six months ended April 30, 2022) and we issued 193,313 and 487,639 common shares, under the Stock Option Plan (273,525 and 555,597 common shares during the three and six months ended April 30, 2022).

(9)	Common shares are net of 169,003 treasury shares as at April 30, 2023 (174,689 treasury shares as at October 31, 2022).
(10)	On December 1, 2022, we issued 1,162,711 shares for $153 million for the acquisition of Radicle Group Inc. Refer to Note 12 for further information.
(11)
On December 16, 2022, we issued 13,575,750 common shares for $1,610 million through public offering and 8,431,700 common shares for $1,000 million under private placement. On January 25, 2023, we issued an additional 6,323,777 common shares for $750 million to BNP Paribas S.A. under private placement. In total we issued 28,331,227 common shares for $3,360 million to align our capital position with increased regulatory requirements as announced by OSFI on December 8, 2022 (refer to Note 7).

(12)	On January 31, 2023, we issued Class B - Series 52 Preferred Shares for $650 million.

70 BMO Financial Group Second Quarter Report 2023

Other Equity Instruments
The AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity and form part of our additional Tier 1 non-viability
contingent capital (NVCC). Semi-annual distributions are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.
Preferred Shares
On January 31, 2023, we issued 650,000
Non-Cumulative
5-Year
Fixed Rate Reset Class B Preferred Shares Series 52 (NVCC) at a price of $1,000 per share for gross proceeds of $650 million. For the initial fixed rate period to, but excluding May 26, 2028, the shares pay non-cumulative preferential fixed semi-annual cash dividends, as and when declared, in the amount of $70.57 per share per annum, to yield 7.057% annually. The dividend rate will reset on May 26, 2028 and every fifth year thereafter at a rate equal to the
5-year
Government of Canada bond yield plus 4.250%.
Common Shares
On December 1, 2022, we issued 1,162,711 shares for $153 million for the acquisition of Radicle Group Inc. Refer to Note 12 for further information.
On December 16, 2022, we issued 13,575,750 common shares for $1,610 million through public offering and 8,431,700 common shares for
$1,000 million under private placement. On January 25, 2023, we issued an additional 6,323,777 common shares for $750 million to BNP Paribas S.A. under private placement. In total, we issued 28,331,227 common shares for $3,360 million to align our capital position with increased regulatory requirements as announced by OSFI on December 8, 2022.
Shareholder Dividend Reinvestment and Share Purchase Plan
Until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan) are issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the Plan. We issued 3,255,072 and 5,931,389 common shares
, respectively,
under the Plan for the three and six months ended April 30, 2023 (2,116,175 for the three and six months ended April 30, 2022).
Non-Controlling
Interest
Non-controlling interest in subsidiaries, relating to our acquisition of Bank of the West, was
$19 million as at April 30, 2023 ($nil
million as at October 31, 2022). Refer to Note 12 for further information.

Note 6: Fair Value of Financial Instruments
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carrie
d at fair value were reported at their fair values. Refer to Note 17 of our annual consolidated financial statements for the year ended October 31, 2022 for further discussion on the determination of fair value.

(Canadian $ in millions)	April 30, 2023		October 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	122,102	113,234	106,590	94,832

Loans (1)(2)
Residential mortgages	165,546	161,076	148,569	142,526
Consumer instalment and other personal	103,642	102,336	85,612	83,948
Credit cards	10,730	10,730	9,387	9,387
Business and government	347,851	347,243	302,079	300,173
	627,769	621,385	545,647	536,034

Deposits (3)	841,602	839,366	742,419	739,339
Securitization and structured entities’ liabilities (4)	24,061	23,505	25,816	24,989
Other liabilities (5)	4,061	3,400	4,088	3,181
Subordinated debt	8,195	7,996	8,150	7,743
  This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements,   customers’ liability under acceptances, certain other assets, certain other liabilities, acceptances and securities lent or sold under repurchase agreements.

(1)	Carrying value is net of allowances for credit losses.
(2)
Excludes $977 million of residential mortgages classified as FVTPL, $5,992 million of business and government loans classified as FVTPL and $61 million of business and government loans classified as FVOCI ($176 million, $5,496 million and $60 million, respectively, as at October 31, 2022).

(3)
Excludes $33,121 million of structured note liabilities ($26,305 million as at October 31, 2022), $555 million of structured deposits ($536 million as at October 31, 2022) and $165 million of metals deposits ($218 million as at October 31, 2022) measured at fair value.

(4)	Excludes $1,698 million of securitization and structured note entities’ liabilities classified as FVTPL ($1,252 million as at October 31, 2022).
(5)	Other liabilities include certain other liabilities of subsidiaries, other than deposits.

BMO Financial Group Second Quarter Report 2023 71

Fair Value Hierarchy
We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.
Valuation Techniques and Significant Inputs
We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

72 BMO Financial Group Second Quarter Report 2023

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, residential mortgages, business and government loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)			April 30, 2023		October 31, 2022
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	3,485	7,150	-	10,635	6,981	3,955	-	10,936
Canadian provincial and municipal governments	1,640	5,246	-	6,886	1,120	4,990	-	6,110
U.S. federal government	8,459	12,727	-	21,186	7,326	9,373	-	16,699
U.S. states, municipalities and agencies	-	481	-	481	56	83	-	139
Other governments	1,062	1,379	-	2,441	1,085	2,885	-	3,970
NHA MBS, and U.S. agency MBS and CMO	-	21,469	786	22,255	-	13,327	985	14,312
Corporate debt	2,341	7,667	12	10,020	1,445	8,144	3	9,592
Trading loans	-	342	-	342	-	346	-	346
Corporate equity	44,835	-	-	44,835	46,073	-	-	46,073
	61,822	56,461	798	119,081	64,086	43,103	988	108,177
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	170	238	-	408	319	174	-	493
Canadian provincial and municipal governments	50	1,218	-	1,268	36	1,044	-	1,080
U.S. federal government	2	3	-	5	-	4	-	4
Other governments	-	88	-	88	-	87	-	87
NHA MBS, and U.S. agency MBS and CMO	-	8	-	8	-	8	-	8
Corporate debt	59	7,146	11	7,216	62	6,409	8	6,479
Corporate equity	1,678	4	6,089	7,771	1,440	6	4,044	5,490
	1,959	8,705	6,100	16,764	1,857	7,732	4,052	13,641
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	3,424	12,394	-	15,818	3,544	8,757	-	12,301
Canadian provincial and municipal governments	1,106	3,754	-	4,860	972	3,599	-	4,571
U.S. federal government	1,130	4,302	-	5,432	1,443	1,667	-	3,110
U.S. states, municipalities and agencies	-	5,066	-	5,066	-	3,713	1	3,714
Other governments	593	6,617	-	7,210	1,795	4,616	-	6,411
NHA MBS, and U.S. agency MBS and CMO	-	14,598	-	14,598	-	9,268	-	9,268
Corporate debt	229	3,149	-	3,378	355	3,678	-	4,033
Corporate equity	-	-	157	157	-	-	153	153
	6,482	49,880	157	56,519	8,109	35,298	154	43,561
Loans
Residential mortgages	-	977	-	977	-	176	-	176
Business and government loans	-	5,852	201	6,053	-	5,536	20	5,556
	-	6,829	201	7,030	-	5,712	20	5,732
Other Assets (1)	6,334	65	60	6,459	4,148	60	49	4,257
Fair Value Liabilities
Securities sold but not yet purchased	22,134	23,168	-	45,302	18,465	22,514	-	40,979
Structured note liabilities (2)	-	33,121	-	33,121	-	26,305	-	26,305
Structured deposits (3)	-	555	-	555	-	536	-	536
Other liabilities (4)	1,329	2,727	5	4,061	1,179	2,298	2	3,479
	23,463	59,571	5	83,039	19,644	51,653	2	71,299
Derivative Assets
Interest rate contracts	38	9,957	-	9,995	80	12,682	-	12,762
Foreign exchange contracts	2	13,921	-	13,923	21	22,475	26	22,522
Commodity contracts	1,296	1,669	10	2,975	1,514	4,810	-	6,324
Equity contracts	436	4,511	4	4,951	939	5,552	-	6,491
Credit default swaps	-	116	-	116	-	61	-	61
	1,772	30,174	14	31,960	2,554	45,580	26	48,160
Derivative Liabilities
Interest rate contracts	52	12,203	-	12,255	58	16,540	-	16,598
Foreign exchange contracts	4	14,200	-	14,204	2	25,108	-	25,110
Commodity contracts	1,299	1,335	-	2,634	1,523	2,066	-	3,589
Equity contracts	1,036	11,559	-	12,595	1,203	13,381	-	14,584
Credit default swaps	15	97	2	114	-	73	2	75
	2,406	39,394	2	41,802	2,786	57,168	2	59,956

(1)	Other assets include precious metals, segregated fund assets in our insurance business, certain receivables and other items measured at fair value.
(2)	These structured note liabilities included in deposits have been designated at FVTPL.
(3)	This represents certain embedded options related to structured deposits carried at amortized cost.
(4)
Other liabilities include investment contract liabilities and segregated fund liabilities in our insurance business, certain payables and metals deposits that have been designated at FVTPL as well as certain securitization and structured entities’ liabilities measured at FVTPL

BMO Financial Group Second Quarter Report 2023 73

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values
are provided by the investment or fund managers.

					Range of input values (1)
As at April 30, 2023 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity (2)	Corporate equity	6,089	Net asset value	Net asset value	na	na
			EV/EBITDA	Multiple	3x	19x
NHA MBS, U.S. agency MBS and CMO	NHA MBS, U.S. agency MBS and CMO	786	Discounted cash flows	Prepayment rate	3%	11%
			Market Comparable	Comparability Adjustment (3)	(3.91)	5.89

(1)
The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)
Included in private equity is $2,097 million of U.S. Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost as at April 30, 2023 ($832 million as at October 31, 2022), which approximates fair value, and are held to meet regulatory requirements.

(3)	Range of input values represents price per security adjustment (Canadian $).
  na - not applicable
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices
in active markets.
The following tables present significant transfers between Level 1 and Level 2 for the three and six months ended April 30, 2023 and April 30, 2022:

(Canadian $ in millions)
For the three months ended		April 30, 2023		April 30, 2022
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading securities	5,196	3,862	2,133	141
FVTPL securities	294	12	12	-
FVOCI securities	2,300	811	5,760	1,515
Securities sold but not yet purchased	2,885	1,670	1,102	321

(Canadian $ in millions)
For the six months ended		April 30, 2023		April 30, 2022
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading securities	6,044	5,991	4,788	2,667
FVTPL securities	311	311	141	17
FVOCI securities	3,937	2,093	8,879	3,658
Securities sold but not yet purchased	3,070	3,820	1,731	1,154
Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three and six months ended April 30, 2023 and
April 30, 2022, including realized and unrealized gains (losses) included in earnings and other comprehensive in come
as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

74 BMO Financial Group Second Quarter Report 2023

		Change in fair value			Movements		Transfers
For the three months ended April 30, 2023 (Canadian $ in millions)	Balance January 31, 2023	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases (3)	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2023	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	595	(3)	11	121	(105)	-	205	(38)	786	2
Corporate debt	5	-	-	6	-	-	1	-	12	-
Total trading securities	600	(3)	11	127	(105)	-	206	(38)	798	2
FVTPL Securities
Corporate debt	11	-	-	-	-	-	-	-	11	-
Corporate equity	4,161	(43)	48	2,108	(185)	-	-	-	6,089	13
Total FVTPL securities	4,172	(43)	48	2,108	(185)	-	-	-	6,100	13
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	(1)	-	-	-	na
Corporate equity	156	-	1	1	(1)	-	-	-	157	na
Total FVOCI securities	157	-	1	1	(1)	(1)	-	-	157	na
Business and Government Loans	120	-	2	79	-	-	-	-	201	-
Other Assets	66	2	-	-	-	(8)	-	-	60	2
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	13	(3)	-	-	-	-	-	-	10	(3)
Equity contracts	1	3	-	-	-	-	-	-	4	3
Total derivative assets	14	-	-	-	-	-	-	-	14	-
Other Liabilities	3	-	-	2	-	-	-	-	5	-
Derivative Liabilities
Foreign exchange contracts	12	-	-	-	-	(12)	-	-	-	-
Credit default swaps	2	-	-	-	-	-	-	-	2	-
Total derivative liabilities	14	-	-	-	-	(12)	-	-	2	-

		Change in fair value			Movements		Transfers
For the six months ended April 30, 2023 (Canadian $ in millions)	Balance October 31, 2022	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases (3)	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2023	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	985	(16)	(11)	266	(248)	-	222	(412)	786	(1)
Corporate debt	3	-	-	10	-	-	1	(2)	12	-
Total trading securities	988	(16)	(11)	276	(248)	-	223	(414)	798	(1)
FVTPL Securities
Corporate debt	8	-	-	3	-	-	-	-	11	-
Corporate equity	4,044	(38)	4	2,328	(248)	(1)	-	-	6,089	35
Total FVTPL securities	4,052	(38)	4	2,331	(248)	(1)	-	-	6,100	35
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	(1)	-	-	-	na
Corporate equity	153	-	-	5	(1)	-	-	-	157	na
Total FVOCI securities	154	-	-	5	(1)	(1)	-	-	157	na
Business and Government Loans	20	-	2	194	-	(15)	-	-	201	-
Other Assets	49	(1)	-	22	-	(10)	-	-	60	(1)
Derivative Assets
Foreign exchange contracts	26	(26)	-	-	-	-	-	-	-	-
Commodity contracts	-	(3)	-	13	-	-	-	-	10	(3)
Equity contracts	-	3	-	-	-	-	1	-	4	3
Total derivative assets	26	(26)	-	13	-	-	1	-	14	-
Other Liabilities	2	-	-	3	-	-	-	-	5	-
Derivative Liabilities
Foreign exchange contracts	-	12	-	-	-	(12)	-	-	-	(38)
Credit default swaps	2	-	-	-	-	-	-	-	2	-
Total derivative liabilities	2	12	-	-	-	(12)	-	-	2	(38)

(1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2023 are included in earnings for the period.
(3)
FVTPL securities includes $969 million of Federal Home Loan Bank and Federal Reserve Bank equity and $587 million of investments in Low Income Housing Tax Credit entities, acquired as a result of our acquisition of Bank of the West.

  Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
  na - not applicable

BMO Financial Group Second Quarter Report 2023 7 5

		Change in fair value			Movements		Transfers
For the three months ended April 30, 2022 (Canadian $ in millions)	Balance January 31, 2022	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2022	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	868	(54)	11	220	(217)	-	42	(149)	721	(15)
Corporate debt	13	(1)	-	2	(4)	-	-	(6)	4	-
Total trading securities	881	(55)	11	222	(221)	-	42	(155)	725	(15)
FVTPL Securities
Corporate debt	-	-	-	-	-	-	-	-	-	-
Corporate equity	3,186	76	17	204	(86)	-	-	-	3,397	84
Total FVTPL securities	3,186	76	17	204	(86)	-	-	-	3,397	84
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	151	-	-	-	-	-	-	-	151	na
Total FVOCI securities	152	-	-	-	-	-	-	-	152	na
Business and Government Loans	6	-	-	-	-	-	-	-	6	-
Other Assets	-	-	-	-	-	-	-	-	-	-
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	-	-	-	-	-	-	-	-	-	-
Equity contracts	-	-	-	-	-	-	-	-	-	-
Total derivative assets	-	-	-	-	-	-	-	-	-	-
Other Liabilities	-	-	-	1	-	-	-	-	1	-
Derivative Liabilities
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	2	-	-	-	-	-	-	(1)	1	-
Total derivative liabilities	2	-	-	-	-	-	-	(1)	1	-

		Change in fair value			Movements		Transfers
For the six months ended April 30, 2022 (Canadian $ in millions)	Balance October 31, 2021	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2022	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	675	(98)	30	602	(409)	-	156	(235)	721	(7)
Corporate debt	7	(2)	(1)	11	(4)	-	-	(7)	4	(1)
Total trading securities	682	(100)	29	613	(413)	-	156	(242)	725	(8)
FVTPL Securities
Corporate debt	-	-	-	-	-	-	-	-	-	-
Corporate equity	2,442	152	53	917	(167)	-	-	-	3,397	162
Total FVTPL securities	2,442	152	53	917	(167)	-	-	-	3,397	162
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	132	-	2	11	-	-	6	-	151	na
Total FVOCI securities	133	-	2	11	-	-	6	-	152	na
Business and Government Loans	6	-	-	-	-	-	-	-	6	-
Other Assets	-	-	-	-	-	-	-	-	-	-
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	-	-	-	-	-	-	-	-	-	-
Equity contracts	-	-	-	-	-	-	-	-	-	-
Total derivative assets	-	-	-	-	-	-	-	-	-	-
Other Liabilities	-	-	-	1	-	-	-	-	1	-
Derivative Liabilities
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	2	-	-	-	-	-	-	(1)	1	-
Total derivative liabilities	2	-	-	-	-	-	-	(1)	1	-

(1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2022 are incl uded i n earnings for the period.
  Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
  na - not applicable

76 BMO Financial Group Second Quarter Report 2023

Note 7: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given ou
r targ
et regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at April 30, 2023, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0%
Common Equity
Surcharge for Domestic Systemically Important Banks (D-SIBs), a Countercyclical Buffer and a
3.0%
Domestic Stability Buffer (DSB) applicable to D-SIBs. As announced by OSFI in December 2022, the DSB level was set at
 3%
of total risk-weighted assets effective February 1, 2023. In addition, OSFI increased the DSB’s range from
0% to 2.5%, to 0% to 4%. Our capital position as at April 30, 2023 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.
The domestic implementation of Basel III Reforms related to capital, leverage, liquidity and disclosure requirements were effective in the second quarter of 2023. Capital changes under these reforms include revised rules for credit risk and operational risk. Effective February 1, 2023, D-SIBs are required to meet a 0.5
% buffer requirement for the Leverage and Total Loss Absorbing Capacity (TLAC) Leverage Ratios in addition to the minimum requirements. Revisions related to market risk and credit valuation adjustment risk will become effective in the first quarter of 2024.
Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

(Canadian $ in millions, except as noted)	April 30, 2023	October 31, 2022
CET1 Capital	51,404	60,891
Tier 1 Capital	58,279	67,121
Total Capital	67,298	75,309
TLAC	113,478	120,663
Risk-Weighted Assets	419,994	363,997
Leverage Exposures	1,371,512	1,189,990
CET1 Ratio	12.2%	16.7%
Tier 1 Capital Ratio	13.9%	18.4%
Total Capital Ratio	16.0%	20.7%
TLAC Ratio	27.0%	33.1%
Leverage Ratio	4.2%	5.6%
TLAC Leverage Ratio	8.3%	10.1%

(1)	Calculated in accordance with OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Total Loss Absorbing Capacity Guideline.

Note 8: Employee Compensation
Stock Options
We did not
g
rant any stock options during
the
three months ended April 30, 2023
or
 2022. During the six months ended April 30, 2023, we granted a total of 1,322,817 stock options (1,028,255 stock options during the six months ended April 30, 2022) with a weighted-average fair value of $18.94 per option ($14.17 per option for the six months ended April 30, 2022).
To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the six months ended	April 30, 2023	April 30, 2022
Expected dividend yield	4.5% - 4.6%	4.2%
Expected share price volatility	20.9%	16.8%
Risk-free rate of return	3.2%	1.8% - 1.9%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	122.31	135.58
  Changes to the input assumptions can result in different fair value estimates.

BMO Financial Group Second Quarter Report 2023 77

Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Current service cost	41	59	2	2
Net interest (income) expense on net defined benefit (asset) liability	(15)	(7)	10	9
Past service cost (income)	-	-	-	-
Gain on settlement	-	-	-	-
Administrative expenses	2	1	-	-
Benefits expense	28	53	12	11
Government pension plans expense (1)	121	75	-	-
Defined contribution expense	63	36	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	212	164	12	11

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Current service cost	82	118	3	4
Net interest (income) expense on net defined benefit (asset) liability	(32)	(14)	21	18
Past service cost (income)	(1)	-	-	-
Gain on settlement	-	(1)	-	-
Administrative expenses	4	2	-	-
Benefits expense	53	105	24	22
Government pension plans expense (1)	197	140	-	-
Defined contribution expense	144	101	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	394	346	24	22

(1)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contributions Act.

Note 9: Earnings Per Share
Basic earnings per share is calculated by dividing net income, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Net income attributable to bank shareholders	1,056	4,756	1,303	7,689
Dividends on preferred shares and distributions on other equity instruments	(127)	(52)	(165)	(107)
Net income available to common shareholders	929	4,704	1,138	7,582
Weighted-average number of common shares outstanding (in thousands)	711,624	658,005	701,273	653,102
Basic earnings per common share (Canadian $)	1.31	7.15	1.62	11.61
Diluted Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Net income available to common shareholders adjusted for impact of dilutive instruments	929	4,704	1,138	7,582
Weighted-average number of common shares outstanding (in thousands)	711,624	658,005	701,273	653,102
Effect of dilutive instruments
Stock options potentially exercisable (1)	4,512	6,245	4,638	5,364
Common shares potentially repurchased	(3,324)	(4,224)	(3,338)	(3,371)
Weighted-average number of diluted common shares outstanding (in thousands)	712,812	660,026	702,573	655,095
Diluted earnings per common share (Canadian $)	1.30	7.13	1.62	11.57

(1)
In computing diluted earnings per share, we excluded average stock options outstanding of 2,351,072 and 2,131,821 with a weighted-average exercise price of $135.67 and $136.96, respectively, for the three and six months ended April 30, 2023 (nil and 857,826 with a weighted-average exercise price of
$nil and $143.74, respectively, for the three and six months ended April 30, 2022) as the average share price for the period did not exceed the exercise price.

7 8 BMO Financial Group Second Quarter Report 2023

Note 10: Income Taxes
During the quarter, the Canadian tax authorities proposed to reassess us for income taxes and interest of approximately $40 million in respect of certain 2018 Canadian corporate dividends. In prior fiscal years, the Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,425 million in respect of certain 2011-2017 Canadian corporate dividends. These reassessments and proposals to reassess denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement.” In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.
On December 15, 2022, the Canadian government enacted legislation related to certain tax measures that are applicable to certain Canadian companies in a bank or life insurer group, including a one-time 15% tax (referred to as the Canada Recovery Dividend, or CRD), based on the average taxable income for fiscal 2020 and fiscal 2021, less a $1 billion exemption, payable in equal instalments over five years. The legislation also included a permanent 1.5% increase in the tax rate, based on taxable income above $100 million (effective for taxation years that end after April 7, 2022 and pro-rated for the first year). In the first quarter of 2023, we recorded a one-time tax expense of
 $371 million in income tax expense, including $312 million relating to the CRD, and $59 million relating to the pro-rated fiscal 2022 impact of the 1.5% increase in tax rate, net of a related remeasurement of our net deferred tax asset.

Note 11: Operating Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit. The acquisition of Bank of the West has been reflected in the U.S. P&C and BMO WM reporting segments.
For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2022.
Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2023	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,983	2,156	372	601	(298)	4,814
Non-interest revenue	563	441	1,588	985	49	3,626
Total Revenue	2,546	2,597	1,960	1,586	(249)	8,440
Provision for credit losses on impaired loans	173	66	1	-	3	243
Provision for credit losses on performing loans	55	3	3	17	702	780
Total provision for credit losses	228	69	4	17	705	1,023
Insurance claims, commissions and changes in policy benefit liabilities	-	-	591	-	-	591
Depreciation and amortization	138	263	78	87	-	566
Non-interest expense	988	1,276	915	973	855	5,007
Income (loss) before taxes and non-controlling interest in subsidiaries	1,192	989	372	509	(1,809)	1,253
Provision for (recovery of) income taxes	331	200	88	129	(554)	194
Reported net income (loss)	861	789	284	380	(1,255)	1,059
Non-controlling interest in subsidiaries	-	-	-	-	3	3
Net income (loss) attributable to bank shareholders	861	789	284	380	(1,258)	1,056
Average assets (3)	315,022	241,868	60,242	406,721	244,515	1,268,368

For the three months ended April 30, 2022	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,763	1,141	278	745	(25)	3,902
Non-interest revenue	622	313	206	819	3,456	5,416
Total Revenue	2,385	1,454	484	1,564	3,431	9,318
Provision for (recovery of) credit losses on impaired loans	86	35	-	1	(2)	120
Provision for (recovery of) credit losses on performing loans	(32)	(74)	1	32	3	(70)
Total provision for (recovery of) credit losses	54	(39)	1	33	1	50
Insurance claims, commissions and changes in policy benefit liabilities	-	-	(808)	-	-	(808)
Depreciation and amortization	126	102	64	69	-	361
Non-interest expense	934	623	810	860	125	3,352
Income before taxes	1,271	768	417	602	3,305	6,363
Provision for income taxes	331	180	103	154	839	1,607
Reported net income	940	588	314	448	2,466	4,756
Average assets (3)	286,486	141,099	49,735	374,309	188,716	1,040,345

BMO Financial Group Second Quarter Report 2023 7 9

(Canadian $ in millions)
For the six months ended April 30, 2023	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	4,013	3,645	685	1,320	(828)	8,835
Non-interest revenue	1,162	743	3,779	1,984	(1,593)	6,075
Total Revenue	5,175	4,388	4,464	3,304	(2,421)	14,910
Provision for (recovery of) credit losses on impaired loans	327	114	2	(3)	(1)	439
Provision for credit losses on performing loans	65	17	8	10	701	801
Total provision for credit losses	392	131	10	7	700	1,240
Insurance claims, commissions and changes in policy benefit liabilities	-	-	1,784	-	-	1,784
Depreciation and amortization	270	370	146	165	-	951
Non-interest expense	1,973	2,002	1,793	1,986	1,289	9,043
Income (loss) before taxes and non-controlling interest in subsidiaries	2,540	1,885	731	1,146	(4,410)	1,892
Provision for (recovery of) income taxes	699	398	170	263	(944)	586
Reported net income (loss)	1,841	1,487	561	883	(3,466)	1,306
Non-controlling interest in subsidiaries	-	-	-	-	3	3
Net income (loss) attributable to bank shareholders	1,841	1,487	561	883	(3,469)	1,303
Average assets (3)	313,596	199,116	56,675	415,760	235,061	1,220,208

For the six months ended April 30, 2022	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	3,550	2,297	550	1,669	(145)	7,921
Non-interest revenue	1,242	676	1,339	1,834	4,029	9,120
Total Revenue	4,792	2,973	1,889	3,503	3,884	17,041
Provision for (recovery of) credit losses on impaired loans	186	38	-	(15)	(3)	206
Provision for (recovery of) credit losses on performing loans	(108)	(151)	5	(3)	2	(255)
Total provision for (recovery of) credit losses	78	(113)	5	(18)	(1)	(49)
Insurance claims, commissions and changes in policy benefit liabilities	-	-	(727)	-	-	(727)
Depreciation and amortization	250	210	130	144	-	734
Non-interest expense	1,834	1,227	1,652	1,826	286	6,825
Income before taxes	2,630	1,649	829	1,551	3,599	10,258
Provision for income taxes	686	380	200	398	905	2,569
Reported net income	1,944	1,269	629	1,153	2,694	7,689
Average assets (3)	282,439	139,897	49,618	383,968	192,327	1,048,249

(1)	Corporate Services includes Technology and Operations.
(2)
Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, reverse repos, loans and securities. Total average earning assets for three and six months ended April 30, 2023 are $1,165,208 million and $1,121,371 million, including $301,268 million and $299,682 million for Canadian P&C, $
223,100
 million and $186,212 million for U.S. P&C, and $640,840 million and $635,477 million for all other operating segments including Corporate Services (for three and six months ended April 30, 2022 - Total: $949,279 million and $961,177 million, Canadian P&C: $272,231 million and $268,435 million, U.S. P&C: $133,774 million and $132,654 million and all other operating segments: $543,274 million
and $560,088 million).

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Note 12: Acquisitions
Bank of the West
On December 20, 2021, we announced a definitive agreement with BNP Paribas to acquire 100
% of the outstanding shares of Bank of the West, including its subsidiaries. All regulatory approvals for the acquisition were received and the acquisition closed on February 1, 2023, for a cash purchase price of US$
13.8
billion. Bank of the West provides a broad range of banking products and services primarily in the Western and Midwestern parts of the U.S. The merger enables BMO’s market extension in Bank of the West’s primary markets, including California, and accelerates BMO’s commercial banking expansion. The acquisition has been reflected in our results this quarter as a business combination, in the U.S. P&C and BMO WM reporting segments.
As part of the acquisition, we acquired a 51% interest in its subsidiary CLAAS Financial Services, LLC which provides lease and loan financing to commercial entities acquiring agricultural equipment. The bank is the primary beneficiary of this LLC, and it is consolidated in our consolidated financial statements. We have recorded the ownership interests of the other partners in CLAAS Financial Services LLC as non-controlling interest in our Consolidated Balance Sheet.
We acquired intangible assets of
$2,892 million and goodwill of $10,495
million. Core-deposit and customer relationship intangible assets will be amortized to income over the period during which we believe the assets will benefit us, on an accelerated basis, over a period not to exceed
 15 years.
Goodwill consists largely of the synergy and economies of scale expected from the combined operations of BMO and Bank of the West. Goodwill is not deductible for tax purposes.

80 BMO Financial Group Second Quarter Report 2023

We recorded the assets acquired and liabilities assumed at fair value as at the date of acquisition, as shown in the table below. The purchase price allocation is subject to refinement as we finalize the valuation of the assets acquired.

(Canadian $ in millions)
February 1, 2023
Purchase consideration	18,382
Impact of forward contracts (1)	(269)
Net purchase consideration	18,113
Fair value of identifiable assets acquired
Securities	28,460
Loans
Residential mortgages	11,912
Consumer installment and other personal	20,268
Credit card	885
Business and government	43,418
Total loans	76,483
Other assets (2)	9,160
Intangible assets	2,892
Total fair value of identifiable assets acquired	116,995
Fair value of liabilities assumed
Deposits	91,711
Other liabilities (2)	17,650
Total fair value of identifiable liabilities assumed	109,361
Non-controlling interest	16
Goodwill	10,495
Net purchase consideration	18,113

(1)
To mitigate changes in the Canadian dollar equivalent of the purchase price between announcement and close, we entered into forward contracts, which qualified for hedge accounting. Changes in the fair value of these forward contracts of $269 million (after-tax) was accounted for as a reduction of the Canadian dollar equivalent of the purchase price.

(2)	The net deferred tax asset recorded in the opening balance sheet is $1,308 million.
  The purchase price allocation for Bank of the West is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
The accounting for purchased loans, including the initial provision for credit losses, is discussed in Note 3.
For the three months ended April 30, 2023, Bank of the West contributed revenue of $1,072 million and net income of $153 million to our consolidated results. Net income of $153 million excludes the initial allowance for credit losses of $705 million ($517 million after-tax) and integration and acquisition related costs of $722 million ($545 million after-tax). If we assume the acquisition occurred on November 1, 2022 and the same fair values were applied, we estimate that our c ombined c
onsolidated year-to-date revenue and net income would have been $
16
billion
and $1.5
billion
, respectively.
Impact of Fair Value Management Actions
The fair value of fixed rate loans, securities and deposits is largely dependent on interest rates. As interest rates increased between announcement of the acquisition and close, the fair value of the acquired fixed rate instruments (in particular, loans, securities and deposits) decreased, resulting in higher goodwill on close as compared to our estimates on the announcement date. Conversely, the fair value of floating rate assets (liabilities) and non-maturity deposits approximates par. Changes in goodwill relative to our original assumptions announced on December 20, 2021 impacted capital ratios on close because goodwill is treated as a deduction from capital under OSFI Basel III rules.
Upon announcement of the agreement to acquire Bank of the West, we entered into pay fixed/receive float interest rate swaps and purchased a portfolio of matched duration U.S. Treasuries and other balance sheet instruments to economically hedge the impact of changes in interest rates on our capital ratios at close. We recorded net interest income and mark-to-market gains of $
5.7
 billion on these instruments, in interest income and non-interest revenue between December 20, 2021 and February 1, 2023, at which time the interest rate swaps were settled. The gains provided additional capital to offset the impact of higher goodwill on close.
On close, we placed the majority of these U.S. Treasuries and other balance sheet instruments, which were in an unrealized loss position, in fair value hedge relationships with new pay fixed/receive float interest rate swaps. The fair value hedges, coupled with other actions taken to manage our interest rate risk profile to its target position, crystallized a $5.7 billion loss on these instruments, which will be recognized as a reduction in interest income over their remaining life through accounting for the new fair value hedges. In the quarter, $
289
 million was recorded in our Consolidated Statement of Income as a reduction in interest, dividend and fee income – securities, related to the fair value hedge.
Conversely, the fair values of the loans, securities and deposits we acquired are below par. This discount will accrete to interest income in our Consolidated Statement of Income over the remaining term of these instruments. In the quarter, $
253 million and $140
 million related to these purchased loans and securities was recorded in our Consolidated Statement of Income in net-interest income. More information on the purchased loans is included in Note 3.
Leasing Solutions Canada Inc.
On February 1, 2023, we acquired Leasing Solutions Canada Inc. from BNP Paribas. The acquisition was reflected in our results in the second quarter of 2023 as a business combination, in the Canadian P&C reporting segment and was not material to the bank.

BMO Financial Group Second Quarter Report 2023 81

Radicle Group Inc.
On December 1, 2022, we completed the acquisition of Radicle Group Inc. (Radicle), a Calgary-based leader in sustainability advisory services and solutions, and technology-driven emissions measurement and management, for 1.2 million BMO common shares for a total value of $153 million plus cash consideration of $42 million. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our BMO Capital Markets reporting segment.
As part of this acquisition, we acquired intangible assets of $61 million and goodwill of $89 million. The intangible assets are being amortized over 3 to 15 years. Goodwill related to this acquisition is not deductible for tax purposes.
The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
December 1, 2022
Goodwill and intangible assets	150
Other assets	85
Total assets	235
Liabilities	40
Purchase price	195
  The purchase price allocation for Radicle is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
AIR MILES Reward Program
On March 10, 2023, we announced the signing of a purchase agreement to acquire the AIR MILES Reward Program (AIR MILES) business of LoyaltyOne Co., a subsidiary of Loyalty Ventures Inc. pursuant to a process under the
Companies Creditors Arrangement
Act. The transaction received Competition Bureau approval in Q2 and court approval in Q3 and is expected to close on June 1, 2023. The AIR MILES business will continue to operate separately as wholly-owned subsidiaries of BMO and form part of our Canadian P&C reporting segment. The impact of this acquisition is not expected to be material to the bank.

82 BMO Financial Group Second Quarter Report 2023